Filed Pursuant to Rule 425 of the Securities Act of 1933
                                                       Filer: Dime Bancorp, Inc.
                                             Subject Company: Dime Bancorp, Inc.
                          Dime Bancorp, Inc. Exchange Act File Number: 001-13094


                                   [DIME LOGO]

                               DIME BANCORP, INC.

                                589 FIFTH AVENUE
                            NEW YORK, NEW YORK 10017

            NOTICE OF POSTPONEMENT OF SPECIAL MEETING OF STOCKHOLDERS

TO THE STOCKHOLDERS OF DIME BANCORP, INC.:

         NOTICE IS HEREBY GIVEN that the special meeting of Dime stockholders, originally scheduled to be held on March 15, 2000, has been rescheduled for March 24, 2000. The meeting will be held at 2:00 p.m. (on March 24th) at Chelsea Piers, Pier 60, 23rd and Hudson River, New York, New York 10011. We are postponing the special meeting to provide additional time for the dissemination of information about recent developments.

         The sole purpose of the special meeting is to vote on the merger agreement with Hudson United Bancorp. We describe the special meeting, the merger agreement and related matters in the February 9th proxy statement/ prospectus we previously sent to you. You also should have received a March 7th supplement from us.

         Only Dime stockholders of record at the close of business on February 4, 2000 are entitled to receive notice of and to vote at the special meeting or any adjournments or postponements thereof. In order for the merger agreement to be adopted, a majority of the shares of Dime stock outstanding on the record date must be voted in favor of the merger agreement. THEREFORE, YOUR VOTE IS VERY IMPORTANT.

         All Dime stockholders are cordially invited to attend the special meeting. HOWEVER, TO ENSURE YOUR REPRESENTATION AT THE SPECIAL MEETING, PLEASE COMPLETE AND PROMPTLY MAIL YOUR PROXY CARD INCLUDED WITH EITHER OUR FEBRUARY 9TH PROXY STATEMENT/PROSPECTUS OR OUR MARCH 7TH SUPPLEMENT. This will not prevent you from voting in person.

                                      BY ORDER OF THE BOARD OF DIRECTORS,

                                      /s/ Gene C. Brooks

                                      Gene C. Brooks
                                      Corporate Secretary

March 13, 2000

         DIME'S BOARD OF DIRECTORS RECOMMENDS THAT DIME STOCKHOLDERS VOTE "FOR" ADOPTION OF THE MERGER AGREEMENT.

         Investors are urged to read Dime and Hudson's proxy statement/ prospectus, and any amendments or supplements when they become available, as well as any solicitation/recommendation statement that may be filed by Dime, because they contain important information. Each of these documents has been or will be filed with the SEC and investors may obtain a free copy of them at the SEC's Internet web site at www.sec.gov. These documents may also be obtained for free from Dime by directing such request to: Dime Bancorp, Inc., Investor Relations Dept., 589 Fifth Avenue, New York, New York, telephone: (212) 326-6170.